United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2004

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated July 26, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Senior Corporate Controller
Date: July 26, 2004

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 26, 2004	New York Stock Exchange: MSK Bolsa Mexicana deValores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2004
(Peso amounts are stated in millions in constant terms as of June 30, 2004)
RESULTS OF OPERATIONS

2Q04 vs. 2Q03

Net Sales
GIMSA's sales volume increased 3% during the quarter as a result of the following:

  The successful development of new types of corn flour, which has led some corporate customers to switch to corn flour from corn and others to use GIMSA as their preferred supplier the growth of some customers: for example, steady volume growth in PRODISA, GRUMA's packaged tortilla operation in Mexico (and a GIMSA customer), and the expansion of some supermarkets' operations and outlets

  Export sales to Gruma Corporation.

Net sales increased 6% to Ps 1,380 million, reflecting higher corn flour prices and higher volumes.

Cost of sales
Cost of sales as a percentage of net sales were nearly flat, at 74.3% compared to 74.2% in second quarter 2003, mainly as a result of higher energy costs. In absolute terms, cost of sales increased 6% due to higher sales volume and the aforementioned increase in energy costs.

Selling, General, and Administrative Expenses (SG&A)
SG&A as a percentage of net sales remained flat at 18.8% and, in absolute terms, rose 6% to Ps 260 million. This increase resulted from higher selling expenses stemming from the company's national marketing campaign, which was launched at the end of 2003.The campaign emphasizes (1) the benefits and nutritional value of tortillas made with 100% MASECA® corn flour, and (2) the many uses of corn flour for making not only tortillas but also a wide variety of products that are a part of the Mexican diet. The campaign targets consumers of tortillas made by our customers (tortilla makers) and consumers of our corn flour packaged and sold directly for retail consumption.

Operating Income
Operating income as a percentage of net sales decreased to 6.9% from 7.0% and, in absolute terms, increased 5% to Ps 95 million due to higher volumes and higher prices.

Net Comprehensive Financing Cost

Items	2Q04 Ps millions	2Q03 Ps millions	Change Ps millions	Comments
Interest expense	2	1	1
Interest income	(24)	(15)	(8)	Higher outstanding cash balances (mainly because in 2004 dividend payments were made in July, whereas in 2003 they were made in May) and, to a lesser extent, higher interest rates
Foreign exchange loss (gain)	(1)	3	(4)	Higher average peso appreciation
Monetary position loss (gain)	1	0	1
Total	(22)	(11)	(11)

Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were Ps 40 million, compared to Ps 34 million in second quarter 2003. The Ps 6 million difference resulted from higher pretax income.

Majority Net Income
Majority net income increased 14% to Ps 78 million due to the higher interest income in addition to better pricing and higher volumes mentioned above. Majority net income as a percentage of net sales increased to 5.6% from 5.2%.

FINANCIAL POSITION

June 2004 vs. March 2004

On June 30, 2004, assets totaled Ps 7,313 million, 1% higher than on March 31, 2004 as corn inventories increased due to the summer crop season.

Total liabilities on June 30, 2004, were Ps 1,270 million, representing an increase of 1% due mostly to higher trade accounts payable related to the build-up of corn inventories during the summer crop season.

Stockholders' equity on June 30, 2004, was Ps 6,043 million, representing a 1% increase.

FINANCIAL RATIOS

Operational Ratios

	2Q04	1Q04	2Q03
Accounts receivable outstanding (days to sales)	47	46	52
Inventory turnover (days to cost of sales)	125	89	104
Net working capital turnover (days to sales)	140	114	128
Asset turnover (total assets to sales)	1.3	1.4	1.4

Profitability Ratios

	2Q04%	1Q04%	2Q03%
ROA	5.1	5.0	3.7
ROE	6.2	6.2	4.5
ROIC	4.3	4.3	4.1

CONFERENCE CALL
The company will hold a conference call to discuss second quarter 2004 results on July 27, 2004, at 11:30 a.m. ET (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the United States or Canada please call (800) 289-0543; international or local callers dial (913) 981-5526. The conference call will also be web-cast live via the GRUMA corporate website,www.gruma.com. For the conference replay, please call (888) 203-1112 from the United States or Canada, (719) 457-0820 for international or local callers; pass code: 608276. For more details, please visit the Investor Relations page of the website. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of June 30, 2004, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES
(MILLIONS OF CONSTANT PESOS AS OF JUNE 30, 2004)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q04**	2Q03	VAR (%)	1Q04	VAR (%)	**2004**	2003	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**356**	346	3	337	6	**337**	340	(1)
RETAIL	**52**	50	6	47	12	**47**	50	(7)
BULK	**303**	296	2	290	5	**290**	290	0
NET SALES	**1,380**	1,305	6	1,314	5	**1,314**	1,258	4
GROSS PROFIT	**355**	336	6	348	2	**348**	295	18
GROSS MARGIN (%)	**25.7%**	25.8%		26.4%		**26.4%**	23.4%	
OPERATING INCOME	**95**	91	5	96	(1)	**96**	61	58
OPERATING MARGIN (%)	**6.9%**	7.0%		7.3%		**7.3%**	4.8%	
COMPREHENSIVE FINANCING COST (INCOME)	**(22)**	(11)		7		**7**	2	
INTEREST EXPENSE	**2**	1		2		**2**	2	
INTEREST INCOME	**(24)**	(15)		(18)		**(18)**	(19)	
FOREIGN EXCHANGE LOSS (GAIN)	**(1)**	3		(1)		**(1)**	0	
MONETARY POSITION LOSS (GAIN)	**1**	(0)		25		**25**	20	
OTHER (INCOME) EXPENSE	**(3)**	(3)		(4)		**(4)**	2	
TAXES AND EMPLOYEES' PROFIT SHARING	**40**	34	18	30	30	**30**	18	67
NET INCOME	**80**	71	12	62	30	**62**	39	60
MAJORITY NET INCOME	**78**	68	14	60	30	**60**	37	62
EARNINGS PER SHARE[1]	**0.08**	0.07	14	0.07	30	**0.07**	0.04	62
EARNINGS PER ADR (US$)[2]	**0.11**	0.10	14	0.08	30	**0.08**	0.05	62
DEPRECIATION AND AMORTIZATION	**68**	67		67		**67**	68	
EBITDA[3]	**163**	157	3	163	0	**163**	129	26
CAPITAL EXPENDITURES	**22**	20		7		**7**	12	

BALANCE SHEET SUMMARY	**Jun-04**	Jun-03	VAR (%)	Mar-04	VAR (%)
CASH AND CASH EQUIVALENTS	**109**	58	87	642	(83)
TRADE ACCOUNTS RECEIVABLE	**713**	745	(4)	673	6
OTHER ACCOUNTS RECEIVABLE	**1,009**	956	6	829	22
INVENTORIES	**1,424**	1,119	27	958	49
CURRENT ASSETS	**3,322**	2,889	15	3,179	4
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,858**	4,040	(4)	3,894	(1)
TOTAL ASSETS	**7,313**	7,110	3	7,211	1
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**290**	303	(4)	274	6
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,270**	1,379	(8)	1,253	1
STOCKHOLDERS' EQUITY	**6,043**	5,732	5	5,959	1
MAJORITY STOCKHOLDERS' EQUITY	**5,694**	5,391	6	5,611	1
CURRENT ASSETS/CURRENT LIABILITIES	**11.46**	9.54		11.61	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.21**	0.24		0.21	
BOOK VALUE PER SHARE[1]	**6.20**	5.87		6.11	

[1] Based on 918,405,000 shares outstanding as of June 2004, June 2003, and March 2004.
[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 11.53 per dollar as of June 30, 2004.
[3] EBITDA = operating income + depreciation and amortization.

CREDITS BREAKDOWN

(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
SUPPLIERS			50,981	-	-	223	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**50,981**	**0**	**0**	**223**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			236,914	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**236,914**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**287,895**	**0**	**0**	**223**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT

DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	695,557	1,991,431	686,800	2,677,497	71	MASECA	SUPER MARKET
	-	-	-	-	-		
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		1,991,431		2,677,497			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
CORN FLOUR	5,419	16,595	EEUU	MASECA	AZTECA MILLING, CO
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		16,595			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	PORTION	MEXICAN	SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S

July 26, 2004

Comision Nacional Bancaria y de Valores
Avenida Insurgentes Sur # 1971
Colonia Guadalupe Inn
Delegacion Alvaro Obregon
Mexico, D.F. C.P. 01020

At'n: Karla Siller Ojeda
Chief Supervisor for Issuers

We, ROBERTO GONZALEZ BARRERA and JUAN ANTONIO QUIROGA GARCIA, Chief Executive Officer and Senior Corporate Controller, respectively, of GRUPO INDUSTRIAL MASECA, S.A. DE C.V. (the ''Issuer''), in accordance with article 33, section II of the Disposiciones de Caracter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores (''Mexican General Applicable Rules for Securities Issuers and Other Participants in the Securities Market''), hereby state under oath that, within the scope of our duties, we prepared the information contained in this quarterly report which, to the best of our knowledge, fairly presents the Issuer's condition. Furthermore, we state that we do not have knowledge of omitted or untrue material information in this quarterly report or that it contains information that might mislead investors.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

/s/
____________________________
Name: Roberto Gonzalez Barrera
Title: Chief Executive Officer

/s/
_______________________________
Name: Juan Antonio Quiroga Garcia
Title: Senior Corporate Controller